PRENETICS GLOBAL LIMITED Unit 701-706, K11 Atelier King’s Road 728 King’s Road, Quarry Bay Hong Kong February 1, 2024 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Industrial Applications and Services 100 F Street, N.E. Washington, D.C. 20549 Re: Prenetics Global Limited (the “Company”) Registration Statement on Form F-3 Filed on January 17, 2024 File No. 333-276538 Dear Ms. Adams: Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the above referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on February 2, 2024 or as soon as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. If you have any questions, please call Nadia Wong at +852 92441720. Thank you for your assistance. Very truly yours, Prenetics Global Limited By: /s/ Lo Hoi Chun Name: Lo Hoi Chun Title: Chief Financial Officer